February 21, 2017

VIA EDGAR

Ms. Melissa Raminpour

Accounting Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DHX Media Ltd. Form 40-F for the Fiscal Year Ended June 30, 2016 Filed September 28, 2016 File No. 001-37408

Dear Ms. Raminpour:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 2, 2017 (the “Comment Letter”) with respect to the above-referenced periodic report filed by DHX Media Ltd. (“we,” “us,” “our” or the “Company”). For your convenience, we have set forth each comment from the Comment Letter in italics and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 40-F for the Fiscal Year Ended June 30, 2016

Exhibit 99.2

Consolidated Balance Sheet

1.	We note that you present your investment in film and television programs as a current asset on your balance sheets. Citing relevant authoritative IFRS literature, please tell us why you believe that your investment in film and television programs is appropriately considered a current asset under current IFRS guidance.

HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7	LOS ANGELES 6255 West Sunset Blvd. Suite 800 Hollywood, California 90028	TORONTO 207 Queens Quay W., Suite 550 Toronto, ON M5J 1A7	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5
dhxmedia.com

United States Securities and Exchange Commission

February 21, 2017

Response to Comment 1:

DHX Media Ltd. produces, acquires, distributes, and exploits the rights for television and film programming. The Company’s investment in film and television programs assets are intellectual property, best characterized as divisible rights to exploit the intellectual property in different markets (geographic), in different forms (television, digital, theater, airline, etc. ), for specified periods of time. When a specific form of the divisible right has been sold for a specific market and for a specific period of time, it cannot be sold again.

The two key IFRS standards that provide guidance for investment in film and television programs are IAS 2 - Inventories and IAS 38 – Intangible Assets. IAS 2.6 (a) considers inventories to be assets held for sale in the ordinary course of business and IAS 2.6 (c) considers inventories to be assets to be consumed in the production process or in the rendering of services. IAS 38.9 lists a motion picture film as an example of an item that would be an intangible asset; however, IAS 38.3 (a) scopes out of intangibles those intangible assets held by an entity for sale in the ordinary course of business and then refers to the guidance in IAS 2 and IAS 11.

In applying the relevant authoritative IFRS literature, the Company believes that its investment in film and television programs could meet the broad definitions under either IAS 2 or IAS 38; however, the Company views the production, acquisition, distribution and exploitation of its film and television programs to be the ordinary course business of the Company; accordingly, the Company has concluded that it is scoped out of IAS 38 based on the guidance in IAS 38.3 (a) and that the Company’s investment in film and television programs is most appropriately classified as inventory and as a current asset.

Exhibit 99.3

Disclosure Controls and Procedures and Internal Control over Financial Reporting, page 36

2.	We note that on page 36 of Exhibit 99.3 you include disclosure of both disclosure controls and procedures and ICFR. However, please note that General Instruction B(6)(c) of the Form 40-F require a separate management’s report on internal control over financial reporting which includes a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting and also a statement identifying the framework used by management to evaluate the effectiveness of your internal control other financial reporting. Please revise accordingly.

HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7	LOS ANGELES 6255 West Sunset Blvd. Suite 800 Hollywood, California 90028	TORONTO 207 Queens Quay W., Suite 550 Toronto, ON M5J 1A7	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5
dhxmedia.com

United States Securities and Exchange Commission

February 21, 2017

Response to Comment 2:

The Company notes that the required management's report on internal control over financial reporting report has been included in the body of the Form 40-F rather than in the exhibits to the Form 40-F. The Company believes that the scope and content of the report included in the body of the Form 40-F under the heading "Management Report on Internal Control Over Financial Reporting" on page 3 is responsive to the requirements of Form 40-F and is consistent with the scope and content of similar reports filed by other foreign private issuers on Form 40-F.

Exhibits 99.4 and 99.5

3.	We note that your disclosure in paragraph 4 of your Section 302 Certifications does not include all the required disclosure. Please revise to include that your certifying officers are also responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer. Please see guidance in General Instruction B(6) to Form 40-F. Please file an amended Form 40-F reflecting currently dated and revised Section 302 Certifications, as well as currently dated Section 906 Certifications.

Response to Comment 3:

The Company will file an amendment to the Form 40-F which will include an explanatory note and the currently dated and revised Section 302 Certifications as well as currently dated Section 906 Certifications.

* * *

If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at 416-977-7128.

Sincerely,

/s/ Keith Abriel

Keith Abriel
Chief Financial Officer

HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7	LOS ANGELES 6255 West Sunset Blvd. Suite 800 Hollywood, California 90028	TORONTO 207 Queens Quay W., Suite 550 Toronto, ON M5J 1A7	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5
dhxmedia.com